                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                        ST. FRANCIS CAPITAL CORPORATION
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                                (Name of Issuer)


                         Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  789374 10 5
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                                 (CUSIP Number)


                                Thomas R. Perz
             13400 Bishops Lane, #350, Brookfield, Wisconsin 53005
                                 (414) 486-8700
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               September 30, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 789374 10 5
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    THOMAS R. PERZ
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    PF,SC
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES OF AMERICA
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                7   SOLE VOTING POWER
  NUMBER OF
                    452,047
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    34,806
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    452,047
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    34,806
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     486,853
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.2%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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
ITEM 1.  SECURITY AND ISSUER

         This statement relates to shares of common stock, $0.01 par value per share ("Common Stock"), of St. Francis Capital Corporation (the "Issuer"). The principal executive officers of the Issuer are Thomas R. Perz, President and Chief Executive Officer, Jon D. Sorenson, Chief Financial Officer, and the following Executive Vice Presidents: Judith M. Gauvin, William T. Hotz and William T. James. The Issuer's address is 13400 Bishops Lane, #350, Brookfield, Wisconsin 53005-6203.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Thomas R. Perz;

         (b)      13400 Bishops Lane, #350, Brookfield, Wisconsin  53005-6203;

         (c) President and Chief Executive Officer, St. Francis Capital Corporation and St. Francis Bank (a wholly owned subsidiary of the Issuer), 13400 Bishops Lane, #350, Brookfield, Wisconsin 53005-6203;

         (d)      N/A;

         (e)      N/A; and

         (f)      United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The sources of funds for the acquisition 486,853 shares of Common Stock by Thomas R. Perz are as follows:

               NUMBER OF SHARES                  AMOUNT OF FUNDS             SOURCE OF FUNDS
               ----------------                  ---------------             ---------------
                   389,320                             --                          PF*
                    19,614                             --                         SC**
                    77,919                             --                         SC***


         --------------------

         * The reporting person acquired (directly or indirectly) 389,320 shares of Common Stock in the Company's initial public offering of the Common Stock in 1993 at $10.00 per share and at other various dates and at various prices prior to the date hereof. The shares indicated above also represent shares acquired pursuant to a 2-for-1 stock split declared by the Company on April 19, 1999.

         ** The reporting person also beneficially owns 19,614 shares of Common Stock pursuant to the St. Francis Bank Employee Stock Ownership Plan acquired by the ESOP Trustee at various dates and at various prices prior to the date hereof.

         *** The reporting person was awarded options to purchase 294,734 shares of Common Stock under St. Francis Capital Corporation's Stock Option Plans , of which options for 20,000 shares were exercised on August 24, 1999 and of which 77,919 shares of Common Stock may be acquired by Thomas R. Perz by exercising such options within 60 days of the date hereof.


ITEM 4.  PURPOSE OF TRANSACTION

         The reporting person became a greater-than-5% holder of Common Stock due to repurchases of Common Stock by the Issuer and the vesting of options previously granted to the reporting person effective as of September 30, 2000.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)      Aggregate Number:    486,853
                  Percentage of Class: 5.2%

         (b)      Sole Voting Power:        452,047
                  Shared Voting Power:       34,806*
                  Sole Dispositive Power:   452,047
                  Shared Dispositive Power:  34,806*

         --------------------

         * The 34,806 shares of Common Stock, in which the reporting person has a beneficial interest, are held by the reporting person's spouse or children who are minors or who share his address or in trust where the reporting person is a beneficiary or has control over the trust assets as a trustee or otherwise.


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         (c)      N/A;

         (d)      N/A;

         (e)      N/A.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Thomas R. Perz was awarded options to purchase 274,734 shares of Common Stock under the Incentive Plan. Options awarded under the Incentive Plan are subject to the following vesting schedule:

                                            06/18/99        20,000
                                            06/18/00           186
                                            09/30/97         5,000
                                            09/30/98        26,000
                                            09/30/99        33,333
                                            09/30/02        35,667*
                                            09/30/06       100,000*
                                            10/01/06        74,548*
                                                            ------

                                                           274,734

     * Unless vesting for these performance-based options is accelerated sooner pursuant to the terms of the Company's Stock Option Plans.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         N/A


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:         December 1, 2000
              ----------------------

Signature:    /s/ Thomas R. Perz
              ----------------------

Name/Title:   Thomas R. Perz, President and Chief Executive Officer of
              St. Francis Capital Corporation
              --------------------------------------------------------



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SE U.S.C. 1001).